As filed with the Securities and Exchange Commission on December 5, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HEALTH CARE PROPERTY INVESTORS, INC.

(Exact Name Of Registrant As Specified In Its Charter)

Maryland (State or Other Jurisdiction of Incorporation of Organization)	4675 MacArthur Court, Suite 900 Newport Beach, California 92660 (949) 221-0600 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)	33-0091377 (I.R.S. Employer Identification No.)

Edward J. Henning

Health Care Property Investors, Inc.

4675 MacArthur Court, 9th Floor

Newport Beach, California 92660

(949) 221-0600

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Regina M. Schlatter, Esq.

Latham & Watkins LLP

650 Town Center Drive, Twentieth Floor

Costa Mesa, California 92626

(714) 540-1235

Approximate date of commencement of proposed sale to the public:    From time-to-time after the effective date of this Registration Statement as determined by market conditions.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEES

Title of Shares to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee

Common Stock, $1.00 par value per share and related rights	5,000,000 shares	$46.63	$233,150,000	$18,862

(1)	Pursuant to Rule 416(a) promulgated under the Act, this registration statement also relates to any additional securities to be offered or issued in connection with a stock split, stock dividend or similar transaction. Does not include shares of common stock previously registered by the Registration Statements on Form S-3, File Nos. 333-49796 and 333-85370, as amended, to which the prospectus herein also relates pursuant to Rule 429 promulgated under the Securities Act of 1933, as amended (the “Act”).

(2)	Calculated pursuant to Rule 457(c) of the rules and regulations under the Securities Act of 1933, as amended, and is based on a per share price of $46.63, the average of the high and low prices of our common stock as reported on the New York Stock Exchange on November 28, 2003.

(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to Securities and Exchange Commission Rule 429 under the Securities Act of 1933, as amended, the prospectus included in this Registration Statement is a combined prospectus that also relates to the unissued shares of common stock previously registered by Health Care Property Investors, Inc. on Form S-3 filed on November 13, 2000 and April 16, 2002 (Registration Nos. 333-49796 and 333-85370). If securities previously registered under Registration Statements 333-49796 and 333-85370 are offered and sold prior to the effective date of this Registration Statement, the amount of such previously registered securities so sold will not be included in the prospectus hereunder.

SUBJECT TO COMPLETION, DATED DECEMBER 5, 2003

PROSPECTUS

HEALTH CARE PROPERTY INVESTORS, INC.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

5,000,000 Additional Shares

Common Stock

On November 9, 2000, we adopted a dividend reinvestment and stock purchase plan to provide both existing stockholders and interested new investors a convenient and cost effective method to purchase shares of our common stock. On October 23, 2003, our board of directors authorized an increase of 5,000,000 shares of common stock issuable under the plan. Under the plan, existing stockholders may purchase shares of common stock by reinvesting all or a portion of the cash dividends from their shares of common stock or by making optional cash payments to purchase additional shares of common stock. New investors may also purchase common stock under the plan with an initial investment of at least $750. Stockholders and other investors may begin participating in the plan by completing a plan enrollment form and returning it to The Bank of New York, as agent, who will administer the plan. Our common stock is listed on the New York Stock Exchange under the symbol “HCP.”

Some of the significant features of the plan are as follows:

•	If you are an existing stockholder, you may purchase additional shares of common stock by automatically reinvesting all or any part of the cash dividends paid on your shares of common stock. There is no minimum or maximum limitation on the amount of dividends you may reinvest in the plan.

•	Subject to certain restrictions, if you are an existing stockholder, you may purchase additional shares of common stock by making optional cash purchases of between $100 and $10,000 in any calendar month. Optional cash purchases of our common stock in excess of this maximum may only be made with our prior consent.

•	Subject to certain restrictions, if you are not an existing stockholder, you may make an initial cash purchase of common stock of at least $750 with a maximum of $10,000. Initial optional cash purchases of our common stock in excess of this maximum may only be made with our prior consent.

•	We may sell newly issued shares directly to the agent or instruct the agent to purchase shares in the open market or privately negotiated transactions, or elect a combination of these alternatives.

•	You can purchase shares of our common stock without brokerage fees, commissions or charges. We will bear the expenses for open market purchases.

•	The purchase price for newly issued shares of common stock purchased directly from us will be the market price less a discount ranging from 0% to 5%, determined from time to time by us in accordance with the plan. Effective January 1, 2004, the discount has been reduced from 2% to 1%. We may adjust the discount in our discretion at any time. This discount applies to either optional cash purchases or reinvested dividends. However, no discount will be available for common stock purchased in the open market or in privately negotiated transactions.

Participation in the plan is entirely voluntary, and you may terminate your participation at any time. If you do not choose to participate in the plan you will continue to receive cash dividends, as declared, in the usual manner.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 6 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is December 5, 2003

Page
Incorporation of Certain Documents by Reference	2
Where You Can Find More Information	3
Forward-Looking Statements May Prove Inaccurate	3
The Company	5
Risk Factors	6
Dividend and Distribution Policy	9
Use of Proceeds	9
The Plan	10
What is the purpose of this plan?	10
What are the benefits of the plan?	10
What are the disadvantages of the plan?	11
Who will administer the plan?	12
Who is eligible to participate?	12
Are there any restrictions on who is eligible to participate in the plan other than those described above?	12
What if I am already enrolled in your dividend reinvestment plan?	13
How do I enroll in the plan and become a participant?	13
What does the enrollment form provide?	13
When will my participation in the plan begin?	14
How do I get a refund of an optional cash purchase if I change my mind?	14
Will I be paid interest on funds held for optional cash purchases prior to investment?	14
How many shares may be purchased by a participant during any month or year?	14
At what price will shares be purchased?	15
Are there limitations that apply to optional cash purchases made in excess of the maximum limit?	16
May a stockholder request a waiver of the purchase limitation?	16
How and when will we determine whether shares of common stock will be newly issued or purchased in the market? How and when will we establish a discount?	17
How many shares are being sold under the plan?	17
When will shares be acquired under the plan?	18
How are optional cash purchases made?	18
Will we pay interest on funds we hold for optional cash purchases prior to investment?	19
What are the federal income tax consequences of participating in the plan?	19
What if I have more than one account?	19
Will certificates be issued for share purchases?	20
May I add shares of common stock to my account by transferring stock certificates that I possess?	20
What reports will be sent to participants in the plan?	20
How may I withdraw from the plan? What happens when my participation is withdrawn or terminated?	21
What happens if I sell or transfer shares of stock or acquire additional shares of stock?	21
How may I transfer all or a part of my shares held in the plan to another person?	22
How will my shares be voted?	22
Who pays the expenses of the plan?	23
What are our or the agent’s responsibilities under the plan?	23
What happens if we issue a stock dividend, subscription rights, declare a stock split or make any other distribution in respect of shares of common stock?	23
May shares in my account be pledged?	23
May the plan be changed or terminated?	23
What law governs the plan?	23
Restrictions on Ownership of Shares	24
Compliance with Applicable Law and Regulations	26
Certain Federal Income Tax Consequences	26
Plan of Distribution and Underwriters	30
Experts	30
Legal Matters	30

ABOUT THIS PROSPECTUS

All references in this prospectus to “we,” “us” or “our” mean Health Care Property Investors, Inc., its majority-owned subsidiaries and other entities controlled by Health Care Property Investors, Inc. except where it is clear from the context that the term means only the issuer, Health Care Property Investors, Inc.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we may disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), or 15(d) of the Exchange Act, before the termination of the offering of the shares made under this prospectus:

1.	Annual report on Form 10-K for the fiscal year ending December 31, 2002;

2.	Quarterly reports on Form 10-Q for the quarters ending March 31, 2003, June 30, 2003 and September 30, 2003, and amendment to Quarterly report on Form 10-Q/A for the quarter ending March 31, 2003;

3.	Current reports on Form 8-K filed with the SEC on February 28, 2003, July 10, 2003, August 29, 2003 and November 20, 2003;

4.	The description of the common stock contained in our registration statement on Form 10, dated May 7, 1985 (file no. 1-08895), including amendments dated May 20, 1985 and May 23, 1985, and any other amendment or report filed for the purpose of updating such description, including the description of amendments to our charter contained in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001; and

5.	The description of our preferred share purchase rights (which were issued pursuant to our Stockholder Rights Plan dated June 20, 2000) contained on our Form 8-A dated July 28, 2000 (File No. 1-08895).

We will provide without charge to each person who requests it in writing a copy of any or all of the documents incorporated by reference in this prospectus, except the exhibits to those documents, unless the exhibits are specifically incorporated by reference in the documents. You should direct requests for these copies to:

Edward J. Henning

Senior Vice President, General Counsel

and Corporate Secretary

Health Care Property Investors, Inc.

4675 MacArthur Court, 9th Floor

Newport Beach, California 92660

(949) 221-0600.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any material that we have filed with the SEC at:

Public Reference Room

450 Fifth Street, N.W.

Washington, D.C. 20549.

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also file information electronically with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov. You also may inspect copies of these materials and other information about us at:

The New York Stock Exchange, Inc.

20 Broad Street

New York, New York 10005.

This prospectus is part of a registration statement we filed with the SEC. The prospectus does not contain all of the information included in the registration statement. We have omitted parts of the registration statement as permitted under the rules and regulations of the SEC. For further information, we refer you to the registration statement, including our exhibits and schedules. Statements contained in this prospectus about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. For each of these contracts, agreements or documents filed as an exhibit to the registration statement, we refer you to the actual exhibit for a more complete description of the matters involved.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

Statements in this prospectus and the information incorporated by reference that are not historical factual statements are “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward looking statements to be covered by the safe harbor provisions for forward looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this section for purposes of complying with these safe harbor provisions. The statements include, among other things, statements regarding the intent, belief or expectations of Health Care Property Investors, Inc. and its officers and can be identified by the use of terminology such as “may,” “will,” “expect,” “believe,” “intend,” “plan,” “estimate,” “should” and other comparable terms or the negative thereof. In addition, we, through our senior management, from time to time make forward looking oral and written public statements concerning our expected future operations and other developments. Investors are cautioned that, while forward looking statements reflect our good faith belief and best judgment based upon current information, they are not guarantees of future performance and are subject to known and unknown risks and uncertainties. Actual results may differ materially from the expectations contained in the forward looking statements as a result of various factors.

In addition to the factors set forth under the caption “Risk Factors” below, you should consider the following:

•	Legislative, regulatory, or other changes in the health care industry at the local, state or federal level which increase the costs of or otherwise affect the operations of our lessees or mortgagors;

•	Changes in the reimbursement available to our lessees and mortgagors by governmental or private payors, including changes in Medicare and Medicaid payment levels and the availability and cost of third party insurance coverage;

•	Competition for lessees and mortgagors, including with respect to new leases and mortgages and the renewal or rollover of existing leases;

•	Availability of suitable health care facilities to acquire at a favorable cost of capital and the competition for such acquisition and financing of health care facilities;

•	The ability of our lessees and mortgagors to operate our properties in a manner sufficient to maintain or increase revenues and to generate sufficient income to make rent and loan payments;

•	The financial weakness of operators in the long-term care and assisted living sectors, including the bankruptcies of certain of our operators, which results in uncertainties in our ability to continue to realize the full benefit of such operators’ leases;

•	Changes in national or regional economic conditions, including changes in interest rates and the availability and cost of capital for HCPI;

•	The risk that we will not be able to sell or lease facilities that are currently vacant; and

•	Changes in tax laws or regulations.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward looking events discussed in this prospectus may not occur.

THE COMPANY

We are a Maryland corporation organized in March 1985 for the purpose of qualifying as a real estate investment trust. We invest in health care related real estate located throughout the United States. We are the second oldest real estate investment trust specializing in health care real estate and are one of the largest health care real estate investment trusts in terms of market value of common stock. The market value of our outstanding common stock is approximately $3.1 billion as of December 2, 2003.

As of September 30, 2003, our gross investment in our properties, including partnership interests and mortgage loans, was approximately $3.2 billion and our portfolio of 446 properties in 43 states consisted of:

•	31 hospitals;

•	175 long-term care facilities;

•	124 retirement and assisted living facilities;

•	85 medical office buildings;

•	31 other healthcare facilities.

Our executive offices are located at 4675 MacArthur Court, 9th Floor, Newport Beach, California 92660, and our telephone number is (949) 221-0600. We maintain an internet website at www.hcpi.com.

RISK FACTORS

Before you decide to participate in the plan and invest in shares of our common stock, you should be aware of the following material risks in making such an investment. You should carefully consider these risk factors together will all information included or incorporated by reference in this prospectus before you decide to participate in the plan and purchase shares of our common stock. In addition, you should consult your own financial and legal advisors before making an investment.

There are risks associated with participation in the plan. You will not know the price of the shares you are purchasing under the plan at the time you authorize the investment or elect to have your dividends reinvested. The price of our shares may fluctuate between the time you decide to purchase shares under the plan and the time of actual purchase. In addition, during this time period, you may become aware of additional information that might affect your investment decision.

If you instruct the Bank of New York to sell shares under the plan, you will not be able to direct the time and price at which your shares are sold. The price of our shares may decline between the time you decide to sell shares and the time of actual sale. If you decide to withdraw from the plan, the Bank of New York will continue to hold your shares unless you request a certificate for whole shares credited under the plan. If you request a certificate, the market price of our shares may decline between the time you decide to withdraw and the time you receive the certificate.

Decline in the assisted living sector and the long-term care industry may have significant adverse consequences to us.

Assisted Living Industry.    The assisted living industry has been challenged by overbuilding, slow fill-up rates, rising insurance costs and higher operating costs associated with increased acuity of residents. These challenges have had, and are expected to continue to have, an adverse effect on our assisted living facilities and operators. However, some occupancies, resident monthly payment rates and bottom line performance have been improving.

Long-Term Care Industry.    Certain of our long-term care operators and facilities continue to experience operating problems in part due to a national nursing shortage, increased liability insurance costs, and low levels of Medicaid reimbursement in certain states. Certain temporary Medicare add-on payments expired in October 2002 causing a decline in Medicare reimbursement to nursing homes of approximately 9% as of October 1, 2002. A planned limitation on Medicare Part B rehabilitation therapy procedures went into effect September 1, 2003 and further reduced Medicare reimbursement. However, the annual market basket increase to Medicare rates for long-term care facilities took effect October 1, 2003, partially offsetting the forgoing, and resulting in an aggregate 6% increase in Medicare rates. In addition, most state Medicaid rates were increased slightly providing further revenue and sector stabilization.

Certain operators of our assisted living and long-term care facilities have filed for protection under bankruptcy laws, which results in uncertainties in our ability to continue to realize the full benefit of such operators’ leases. We cannot assure you that the challenges faced by our assisted living operators and long-term care operators will not have an adverse effect on our operating results or the market price of our common stock.

The health care industry is heavily regulated by the government, which may adversely affect our rental and debt payment revenues.

The health care industry is heavily regulated by federal, state and local laws. This government regulation of the health care industry affects us because:

•	the financial ability of lessees to make rent and debt payments to us may be affected by governmental regulations such as licensure, certification for participation in government programs, and government reimbursement; and

•	our additional rents are based on our lessees’ gross revenue from operations in many instances, which in turn are affected by the amount of reimbursement such lessees receive from the government.

The failure of any borrower of funds from us or lessee of any of our properties to comply with such laws and regulations could affect its ability to operate its facility or facilities and could adversely affect such borrower’s or lessee’s ability to make debt or lease payments to us.

Fraud and Abuse.    Various federal and state governments have considered or passed laws that attempt to eliminate fraud and abuse by prohibiting payment arrangements that include compensation for patient referrals. We cannot assure you that our operators are in compliance or will remain in compliance in the future with these laws.

Licensure Risks.    Most health care facilities must obtain a license to operate. Failure to obtain licensure or loss of licensure would prevent a facility from operating which could adversely affect the facility operator’s ability to make rent and debt payments.

Environmental Matters.    A wide variety of federal, state and local environmental and occupational health and safety laws and regulations affect health care facility operations. Under various federal, state and local environmental laws, ordinances and regulations, an owner of real property or a secured lender (such as us) may be liable for the costs of removal or remediation of hazardous or toxic substances at, under or disposed of in connection with such property, as well as other potential costs relating to hazardous or toxic substances (including government fines and damages for injuries to persons and adjacent property). The presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect the owner’s ability to sell or rent such property or to borrow using such property as collateral which, in turn, would reduce our revenue.

Medicare and Medicaid Programs.    Sources of revenue for lessees and mortgagors may include the federal Medicare program, state Medicaid programs, private insurance carriers, health care service plans and health maintenance organizations, among others. Efforts to reduce costs by these payors will likely continue, which may result in reduced or slower growth in reimbursement for certain services provided by some of our operators. In addition, the failure of any of our operators to comply with various laws and regulations could jeopardize their ability to continue participating in the Medicare and Medicaid programs.

Cost Control.    The healthcare industry has continually faced various challenges, including increased government and private payor pressure on health care providers to control costs, the migration of patients from acute care facilities into extended care and home care settings and the vertical and horizontal consolidation of health care providers. Changes in the law, new interpretations of existing laws, and changes in payment methodology may have a dramatic effect on the definition of permissible or impermissible activities, the relative costs associated with doing business and the amount of reimbursement furnished by both government and other third-party payors. These changes may be applied retroactively. The ultimate timing or effect of legislative efforts cannot be predicted and may impact us in different ways.

Loss of our tax status as a real estate investment trust would have significant adverse consequences to us and the value of our securities.

We currently operate and have operated commencing with our taxable year ended December 31, 1985 in a manner that is intended to allow us to qualify as a real estate investment trust for federal income tax purposes under the Internal Revenue Code of 1986, as amended.

Qualification as a real estate investment trust involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a real estate investment trust.

If we lose our real estate investment trust status, we will face serious tax consequences that will substantially reduce the funds available to make payments of principal and interest on the debt securities we issue and to make distributions to our stockholders.

As a result of all these factors, our failure to qualify as a real estate investment trust also could impair our ability to expand our business and raise capital, and may adversely affect the market value of our common stock.

See “Certain Federal Income Tax Consequences.”

Our indebtedness could adversely affect our financial results.

At September 30, 2003, our total consolidated indebtedness was approximately $1.3 billion with gross real estate assets of $3.2 billion. We may be able to borrow substantial additional unsecured indebtedness in the future. If new indebtedness is added to our current debt levels, the related risks that we now face could increase.

Our indebtedness could have important consequences for the holders of our common stock, including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

•	requiring a substantial portion of our cash flow from operations for the payment of principal of, and interest on, our indebtedness and reducing our ability to use our cash flow to fund working capital, capital expenditures and general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry; and

•	putting us at a disadvantage compared to competitors with less indebtedness.

Our business operations may not generate the cash needed to service our indebtedness.

Our ability to make payments on our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to make payments on our indebtedness or to fund our other liquidity needs.

The market value of our common stock could be substantially affected by various factors.

As with other publicly traded securities, the trading price of our common stock will depend on many factors, which may change from time to time, including:

•	prevailing interest rates, increases in which may have an adverse effect on the trading price of our common stock;

•	the market for similar securities issued by REITs;

•	general economic and financial market conditions; and

•	our financial condition, performance and prospects.

DIVIDEND AND DISTRIBUTION POLICY

We intend to make quarterly distributions to our stockholders in amounts sufficient to maintain our qualification as a real estate investment trust under the Internal Revenue Code. All distributions will be made by us at the discretion of our board of directors and will depend upon our earnings and financial condition, the amount of distributions necessary to maintain our real estate investment trust status and those other factors as our board of directors may deem relevant.

USE OF PROCEEDS

We will receive the net proceeds from any sale of common stock purchased by the plan’s agent directly from us. We will use these proceeds to acquire additional properties or repay outstanding loans under our revolving lines of credit and for general corporate purposes. Pending those uses, we may temporarily invest the net proceeds in short-term investments consistent with our investment policies and qualification as a real estate investment trust. The precise amount and timing of the application of the net proceeds will depend upon our capital requirements and the availability of other funds.

We will not receive any proceeds from purchases of common stock by the agent in the open market or in privately negotiated transactions.

THE PLAN

The following description of the dividend reinvestment and stock purchase plan is set forth in a question and answer format. In addition to reading this description, we encourage you to read and consider the plan, which we have filed as an exhibit to the registration statement which includes this prospectus, and the information contained in the documents identified under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” in this prospectus.

1.	What is the purpose of this plan?

The purpose of this plan is to provide our stockholders and other investors with a convenient and economical method of purchasing shares of common stock and/or investing all or a portion of their cash dividends in additional shares of common stock.

The plan also provides us with a means of raising additional capital if we elect to directly sell newly issued shares of common stock.

The plan is primarily intended for the benefit of long-term investors, and not for the benefit of individuals or institutions which engage in short-term trading activities. From time to time, financial intermediaries, investment clubs or other nominees may engage in positioning transactions in order to benefit from any discount from the market price for common shares acquired under the plan. These transactions are inconsistent with the purpose of the plan and may cause fluctuations in the trading volume or pricing of our common shares. We reserve the right to modify, suspend or terminate participation in this plan by otherwise eligible holders of common shares or new investors in order to eliminate practices which we determine, in our sole discretion, to be inconsistent with the purposes of the plan.

2.	What are the benefits of the plan?

There are no fees or brokerage commissions on purchases and we will bear the expenses for open market purchases.

•	Participation is voluntary and automatic. All or any part of your quarterly stock dividends may be reinvested.

•	The automatic reinvestment of dividends will enable you to add to your investment in us in a timely and systematic fashion.

•	In addition to being able to reinvest your dividends, if you are an existing stockholder, you may purchase additional shares of common stock by making optional cash purchases of between $100 and $10,000 per calendar month. These optional cash purchases may be made occasionally or at regular intervals, subject to the restrictions described herein. You may make optional cash purchases even if dividends on your shares are not being reinvested under the plan. We may waive the maximum investment in our sole discretion and permit a larger investment.

•	If you are not presently one of our stockholders, you may become a participant in the plan by making an initial cash investment in our common stock of not less than $750 and not more than $10,000. We may waive this maximum and permit a larger investment.

•	The purchase price for newly issued shares of common stock purchased directly from us either through dividend reinvestment or optional cash purchases may be issued at a discount from the market price. We will periodically establish a discount rate ranging from 0% to 5%. Effective January 1, 2004, the discount is set at 1%, a reduction from the 2% discount historically provided. We may adjust the discount in our discretion at any time.

•	You may purchase fractional shares of common stock under the plan. This means that you may fully invest your dividends and any optional cash purchases. Dividends will be paid on the fractional shares of common stock which also may be reinvested in additional shares.

•	You may direct the agent to transfer, at any time and at no cost to you, all or a portion of your shares in the plan to a plan account for another person.

•	You can avoid the need for safekeeping of certificates for shares of common stock credited to your plan account and may submit to the plan’s agent, for safekeeping, certificates held by you and registered in your name. You do not have to worry about the stock certificates for your shares of common stock issued under the plan being lost or stolen or wonder where they are located.

•	You or any other person that is a holder of record of shares of our common stock may direct the agent to sell or transfer all or a portion of your shares held in the plan.

•	You will receive periodic statements reflecting all current activity in your plan accounts, including purchases, sales and latest balances, to simplify your record keeping.

3.	What are the disadvantages of the plan?

•	Cash dividends that you reinvest will be treated for federal income tax purposes as a dividend received by you on the date we pay dividends and may create a liability for the payment of income tax without providing you with immediate cash to pay this tax when it becomes due.

•	We may, without giving you prior notice, change our determination as to whether the agent will purchase shares of common stock directly from us or in the open market or in privately negotiated transactions from third parties which will affect whether such shares will be sold to you at a discount. We will not, however, change our determination more than once every three months.

•	You will not know the actual number of shares purchased in any month on your behalf under the plan until after the applicable investment date.

•	You will have limited control regarding the timing of sales under the plan. Because the agent will effect sales under the plan only as soon as practicable after it receives instructions from you, you may not be able to control the timing of sales as you might for investments made outside the plan. The market price of the shares of common stock may fluctuate between the time the agent receives an investment instruction and the time at which the shares of common stock are sold. Because purchases under the plan are only made as of the dividend payment date, in the case of dividends, or the applicable investment date, in the case of optional cash purchases, you have no control regarding the timing of your purchases under the plan.

•	No discount will be available for shares acquired in the open market or in privately negotiated transactions. While a discount from market prices of up to 5% may be established for a particular month for shares purchased directly from us, a discount for one month will not insure the availability of a discount or the same discount in future months. Each month we may, without giving you prior notice, change or eliminate the discount. Further, in no event may we issue shares at a price less than 95% of the market price of our common stock on the date of issuance.

•	Shares deposited in a plan account may not be pledged until the shares are withdrawn from the plan.

Your investment in the shares of common stock held in your account is no different than a direct investment in shares of common stock. You bear the risk of loss and the benefits of gain from market price changes for all of your shares of common stock. NEITHER WE NOR THE AGENT CAN ASSURE YOU THAT SHARES OF COMMON STOCK PURCHASED UNDER THE PLAN WILL, AT ANY PARTICULAR TIME, BE WORTH MORE OR LESS THAN THE AMOUNT YOU PAID FOR THEM.

4.	Who will administer the plan?

The plan will be administered by our transfer agent and registrar, The Bank of New York. We may designate a successor administrator as agent. The agent acts as agent for you, keeps records of your accounts, sends you regular account statements, and performs other duties relating to the plan. Common stock purchased for you under the plan will be held by the agent and may be registered in the name of the agent or its nominee on your behalf, unless and until you request that a stock certificate for all or part of the shares be issued, as more fully described under Question 24, “Will certificates be issued for share purchases?”

The address and telephone number for the agent concerning any inquiries is:

The Bank of New York

Investor Relations Department

P. O. Box 11258

Church Street Station

New York, New York 10286-1258

Telephone Number: (866) 857-2227

The address and telephone number for the agent concerning any financial transaction processing, including enrollments, sales, withdrawals, deposits and optional cash payment, is:

The Bank of New York

Dividend Reinvestment Services

P. O. Box 1958

Newark, New Jersey 07101-9774

Telephone Number: (866) 857-2227

Unless directed otherwise by the Bank of New York, purchases and sales under the plan usually will be made through BNY Brokerage Inc., a full-service brokerage and wholly owned subsidiary of The Bank of New York Company, Inc. BNY Brokerage Inc. will receive brokerage commissions from these transactions.

5.	Who is eligible to participate?

Any stockholder whose shares of common stock are registered on our stock transfer books in his or her name, also referred to as a “registered holder,” or any stockholder whose shares of common stock are registered in a name other than his or her name, for example, in the name of a broker, bank or other nominee, also referred to as a “beneficial owner,” may participate in the plan. If you are a registered holder, you may participate in the plan directly. If you are a beneficial owner, you must either become a registered holder by having those shares transferred so that they are registered under your name or you must make arrangements with your broker, bank or other nominee to participate in the plan on your behalf.

In addition, if you are an interested investor who is not a stockholder, you may participate in the plan by making an initial optional cash purchase of common stock of not less than $750 or more than $10,000, unless we approve in writing your request for a waiver of this limit. See Question 16, “May a stockholder request a waiver of the purchase limitations?”

Your right to participate in the plan is not transferable to another person apart from your transfer of the underlying shares of common stock.

6.	Are there any restrictions on who is eligible to participate in the plan other than those described above?

REIT Qualification Restrictions.    We may terminate, by written notice at any time, any participant’s individual participation in the plan if we determine, in our sole discretion, that such participation would be in violation of the ownership limits. See “Restrictions on Ownership of Shares” on page 26 of this prospectus. To the extent that the reinvestment of dividends or distributions (as applicable) under the plan would cause a participant or any other person to exceed the ownership limits, such reinvestment will be void ab initio. Any such participant will be entitled to receive cash dividends (without interest) in lieu of such reinvestment.

Exclusion from the Plan for Short-term Trading, Illegality or Other Practices.    Participants should not use the plan to engage in short-term trading activities or any other activities that could affect the normal trading volume or pricing of our common shares. If a participant does engage in such activities we may prevent that participant from continuing to participate in the plan. In addition, we also may prevent participation by financial intermediaries, investment clubs or other nominees who engage in positioning transactions in order to benefit from any discount from the market price for shares acquired under the plan. You also will not be able to participate in the plan if your participation (i) could result in a violation of any securities laws or any other applicable laws, (ii) could require additional steps by us or you to ensure compliance with any such laws, or (iii) is not authorized or lawful in your jurisdiction.

Restrictions at Our Discretion.    We reserve the right to modify, suspend or terminate participation in the plan by otherwise eligible shareholders in order to eliminate practices which we determine, in our sole discretion, to be inconsistent with the purposes or operation of the plan or which may adversely affect the market price or trading volume of our common shares.

7.	What if I am already enrolled in your dividend reinvestment plan?

If you are already reinvesting your stock’s dividends under our dividend reinvestment and stock purchase plan, you do not need to take any action to stay enrolled in the plan.

8.	How do I enroll in the plan and become a participant?

You must complete and sign the enrollment in dividend reinvestment and stock purchase plan form and return it to the agent. We have enclosed an enrollment form and postage-paid envelope with the prospectus for this purpose. Also, you may obtain an enrollment form at any time by requesting one from the agent at the address and telephone number set forth above. If you register shares in more than one name (e.g., joint tenants, trustees), all registered holders of those shares must sign the enrollment form exactly as their names appear on the account registration. If your securities are registered in the name of a broker, bank or other nominee, you must contact the broker, bank or nominee and request that they complete an enrollment form on your behalf.

If you are an interested investor who is not presently one of our stockholders, but desire to become a participant by making an initial investment in common stock, you may join the plan by completing an enrollment form and forwarding it, together with the initial investment in U.S. funds by check payable to the agent, to the agent at the address on the enrollment form.

9.	What does the enrollment form provide?

The enrollment form appoints the plan’s agent as your agent for purposes of the plan and directs the agent to apply to the purchase of additional shares of common stock all of the cash dividends on the specified number of shares of common stock owned by you on the applicable record date and designated by you to be reinvested through the plan. The enrollment form also directs the agent to purchase additional shares of common stock with any optional cash purchases that you may elect to make.

While the enrollment form directs the agent to reinvest cash dividends on all shares enrolled in the plan, you may elect “partial dividend reinvestment” or “optional cash purchases only.” You may change the dividend reinvestment option at any time by submitting a newly executed enrollment form to the agent or by writing to the agent. If you do not make an election on your enrollment form, the agent will reinvest all dividends paid on your shares. Any change in the number of shares with respect to which the agent is authorized to reinvest dividends must be received by the agent prior to the record date for a dividend to permit the new number of shares to apply to that dividend. For each method of dividend reinvestment, cash dividends will be reinvested on all shares other than those designated for payment of cash dividends in the manner specified above until you specify otherwise or withdraw from the plan altogether, or until the plan is terminated.

10.	When will my participation in the plan begin?

If you are not already a participant in our dividend reinvestment and stock purchase plan, you may join the plan at any time.

Your participation in the dividend reinvestment portion of the plan will commence on the next date we pay dividends, provided the agent receives your enrollment form on or before the record date for the payment of the dividend.

Your participation in the optional cash purchase portion of the plan will commence on the next investment date, which will be the 20th day of the calendar month (unless the 20th calendar day is a Saturday, Sunday or bank holiday, in which case the investment date will be the first business day following the 20th calendar day of that month); provided sufficient funds to be invested are received on or before the business day immediately prior to the investment date. Should the funds to be invested arrive after the applicable optional cash investment due date, those funds will be held without interest until they can be invested on the next investment date unless you request a refund from the agent.

Once enrolled, you will remain enrolled until your participation is discontinued or until we terminate the plan.

11.	How do I get a refund of an optional cash purchase if I change my mind?

You may obtain a refund of any optional cash purchase payment not yet invested by requesting, in writing, the agent to refund your payment. The agent must receive your request not later than two business days prior to the next investment date. If the agent receives your request later than the specified date, your cash purchase payment will be applied to the purchase of shares of common stock.

12.	Will I be paid interest on funds held for optional cash purchases prior to investment?

You will not be paid interest on funds you send to the agent for optional cash purchases. Consequently, we strongly suggest that you deliver funds to the agent to be used for investment in optional cash purchases shortly prior to but not after the applicable optional cash investment due date so that they are not held over to the following investment date. If you have any questions regarding the applicable investment dates or the dates as of which funds should be delivered to the agent, you should write or telephone the agent at the address and telephone number included above.

You should be aware that since investments under the plan are made as of specified dates, you may lose any advantage that you otherwise might have from being able to control the timing of an investment. Neither we nor the agent can assure you a profit or protect you against a loss on shares of common stock purchased under the plan.

13.	How many shares may be purchased by a participant during any month or year?

Reinvested dividends are not subject to any minimum or maximum.

Optional cash purchases are subject to a minimum investment of $100 and a maximum investment of $10,000 in any calendar month.

Initial optional cash purchases by investors that are not yet one of our stockholders are subject to a minimum of $750 and a maximum of $10,000.

The maximums for optional cash purchases may be waived by us in our sole and absolute discretion. You may request a waiver of such maximums by submitting a request for waiver which we must receive at least two business days prior to the investment date as described in Question 16, “May a stockholder request a waiver of the purchase limitation?”

Optional cash purchase amounts of less than $100, or $750 in the case of an initial optional cash purchase by a non-stockholder, and that portion of any optional cash purchases that exceeds the maximum of $10,000 per calendar month will be returned to you without interest, unless this maximum is waived.

14.	At what price will shares be purchased?

Reinvested Dividends.    The purchase price for each share of common stock acquired through the plan by the reinvestment of dividends will be equal to:

•	in the case of newly issued shares of common stock, the average of the high and low NYSE Composite prices on the applicable date we pay dividends less a discount ranging from 0% to 5%, recently reduced from 2% to 1% (effective January 1, 2004), provided, that if no trades of our common stock are reported on the NYSE Composite on the date we pay dividends, the agent shall apply such reinvested dividends on the next trading day on which there are trades of our common stock reported on the NYSE Composite, or

•	in the case of open market or privately negotiated transactions, the average of the purchase price of all shares purchased by the agent for the plan with reinvested dividends for the applicable date we pay dividends.

Optional cash purchases under the Maximum Thresholds.    The price of shares acquired through the plan as a result of optional cash purchases of $10,000 or less, will be equal to:

•	in the case of newly issued shares of common stock, the ten day average of the average of the high and low NYSE Composite prices on each of the ten trading days immediately preceding the applicable investment date, less a discount ranging from 0% to 5%, recently reduced from 2% to 1% (effective January 1, 2004), or

•	in the case of open market purchases or privately negotiated transactions, the average of the purchase price of all shares purchased by the agent on the applicable investment date.

Optional cash purchases made above the $10,000 maximum limit with our permission.    If we elect to allow you to purchase in excess of $10,000 in any calendar month, the price will be equal to the greater of (i) the ten day average of the average of the high and low NYSE Composite prices on each of the ten trading days immediately preceding the applicable investment date, less a discount ranging from 0% to 5%, recently reduced from 2% to 1% (effective January 1, 2004) and (ii) the average of the high and low NYSE Composite prices on the investment date, less a discount ranging from 0% to 5%, recently reduced from 2% to 1% (effective January 1, 2004). See Question 15, “Are there limitations that apply to optional cash purchases made in excess of the maximum limit?” All shares of common stock purchased in excess of the maximum limit will be newly issued, and no shares will be acquired from open market purchases or privately negotiated transactions.

Maximum discount applicable to all dividend reinvestments and optional cash purchases. Whether you are reinvesting dividends or making optional cash purchases, you may not purchase shares of common stock on any particular trading day (whether such shares are newly issued shares or purchased by the agent in open market or privately negotiated transactions) for an amount, less any brokerage commissions, trading fees and any other costs of purchase paid by us (collectively “Costs”), which is less than 95% of the average of the high and low

NYSE Composite prices on that particular trading day. In the event that shares would be purchased for an amount, less any Costs, which is below 95% of this average, your purchase price, less any Costs, will equal 95% of the average of the high and low NYSE Composite prices on that day.

15.	Are there limitations that apply to optional cash purchases made in excess of the maximum limit?

We will consider requests for optional cash purchases in excess of $10,000 on a case-by-case basis and approve or deny each request in our sole discretion based on a number of factors. See question 16 “May a stockholder request a waiver of the purchase limitation?” All requests for a waiver must include your representation to us that:

•	you are not purchasing shares to engage in arbitrage activities;

•	you have not sold and will not sell shares of our common stock (including short sales) during the ten day period immediately prior to the investment date; and

•	you are not engaging in an unlawful distribution of our common stock or engaging in underwriting activities as defined under applicable law.

As a condition to granting any requests for a waiver of the purchase limitation, we may require that you make additional representations to us relating to your beneficial interest in our securities, your trading activity in our common stock and your intention with respect to the shares you purchase pursuant to your request for a waiver of the purchase limitation.

16.	May a stockholder request a waiver of the purchase limitation?

You may make optional cash purchases in excess of $10,000 during any calendar month only pursuant to a request for waiver approved by us in our sole and absolute discretion. A request for waiver should be sent to us by facsimile at (949) 221-0607, Attention: Legal Department, by 2:00 p.m. Pacific Standard Time, at least 2 business days prior to the investment date. In the event that a request for waiver is received by us after this date, the waiver will not be approved for that investment date and your optional cash purchase will be limited to $10,000 for that investment date. If your request for a waiver is not timely, or if we deny your request for a waiver, the agent will refund the amount received in excess of $10,000 without interest thereon. The request for waiver should not be sent to the agent. The request for waiver form will be furnished by us or the agent at the address and telephone number referenced above. We have sole and absolute discretion to grant any approval for optional cash purchases in excess of the allowable maximum amounts.

In deciding whether to approve a request for waiver, we will consider relevant factors, including, but not limited to:

•	our need for additional funds,

•	the attractiveness of obtaining the additional funds through the sale of common stock as compared to other sources of funds,

•	the purchase price likely to apply to any sale of common stock, and

•	the aggregate amount of optional cash purchases for which requests for waiver have been submitted by all participants.

If requests for waiver are submitted for any investment date for an aggregate amount in excess of the amount we are then willing to accept, we may honor those requests by any method that we determine to be appropriate. With regard to optional cash purchases made pursuant to a request for waiver, the plan does not provide for a predetermined maximum limit on the amount that you may invest or on the number of shares that may be purchased.

We reserve the right to modify, suspend or terminate participation in the plan for any reason whatsoever including the elimination of practices that are not consistent with the purposes of the plan.

Any person who acquires shares of common stock through the plan and resells them shortly before or after acquiring them may be considered to be an underwriter within the meaning of the Securities Act of 1933. We have no arrangements or understandings, formal or informal, with any person relating to a distribution of shares to be received pursuant to the plan by such persons. See “Plan of Distribution and Underwriters.”

17.	How and when will we determine whether shares of common stock will be newly issued or purchased in the market? How and when will we establish a discount?

We may, without prior notice to you, change our determination as to whether common stock will be purchased by the agent directly from us, in the open market or in privately negotiated transactions from third parties or in a combination of both, in connection with the purchase of shares of common stock from reinvested dividends or from optional cash purchases. We will not, however, change our determination more than once per month.

Not later than three business days prior to the investment date for the applicable month, we may establish a discount from the market price applicable to optional cash purchases. Each quarter, not later than three business days prior to our record date for dividends on our common stock, we may establish a discount from the market price applicable to the purchase of shares of common stock from reinvested dividends.

We will not offer a discount for common stock purchased in the open market or in privately negotiated transactions.

You may not be able to depend on the availability of a market discount regarding shares acquired from newly issued company stock. While a discount from market prices of up to 5% may be established from time to time, the granting of a discount at one time will not insure the availability of a discount or the same discount at another. At any time, we may, without prior notice to you, lower or eliminate the discount.

18.	How many shares are being sold under the plan?

The shares sold under the plan may be acquired by the agent through purchases from the open market or pursuant to privately negotiated purchases, or we may issue authorized but unissued shares of our common stock, or a combination of both. There is no limit on the number of shares that the agent may purchase in the open market or pursuant to privately negotiated purchases. Shares of common stock purchased with optional cash purchases made above the $10,000 maximum limit (with our permission), however, must be acquired from newly issued common stock and may not be acquired from open market purchases or privately negotiated transactions. See Question 14, “At what price will shares be purchased?”

Initially, 1,500,000 shares of our common stock were authorized to be newly issued and sold under the plan. In April 2002, we authorized an additional 5,000,000 shares of common stock to be newly issued and sold under the plan. On October 23, 2003, we authorized an additional 5,000,000 shares of common stock to be newly issued and sold under the plan. Thus, a total of 11,500,000 shares have been authorized for issuance under the plan. As of the date of this prospectus, a total of approximately 5,400,000 shares remain available for issuance under the plan.

Because we presently expect to continue the plan indefinitely, we expect to authorize additional shares from time to time as necessary for purposes of the plan This prospectus is a combined prospectus that relates to the approximately 5,400,000 shares of common stock not yet issued from the total 11,500,000 shares of common stock authorized under the plan.

19.	When will shares be acquired under the plan?

If we elect to provide shares for the plan through newly issued stock, shares will be credited to your account as follows:

•	If you are an existing stockholder reinvesting some or all of your dividends automatically, shares will be issued and credited to your account on the applicable date we pay dividends; provided, that if no trades of our common stock are reported on the NYSE Composite on the date we pay dividends, the agent shall apply such reinvested dividends on the next trading day on which there are trades of our common stock reported on the NYSE Composite; or

•	If you are making optional cash purchases, shares will be issued and credited to your account as of the applicable investment date. Shares will generally be made available within three business days following the investment date.

If we elect to acquire shares for the plan through the open market or in privately negotiated transactions, the agent will purchase the shares as soon as practicable on the applicable date we pay dividends or the applicable investment date, in the case of the reinvestment of dividends and optional cash purchases, respectively. The date these shares will be deemed acquired and credited to your account will be the date we pay dividends or the investment date.

In the past, the dates we pay dividends have occurred on or about the twentieth day of each February, May, August and November. While this past pattern with respect to timing of the dates we pay dividends is expected to be followed generally in the future, dividends are paid if, as and when declared by our board of directors. There can be no assurance as to the declaration or payment of a dividend, and nothing contained in the plan obligates us to declare or pay any dividend on our common stock. The plan does not represent a guarantee of future dividends.

20.	How are optional cash purchases made?

All plan participants are eligible to request optional cash purchases at any time. Other interested investors that are not one of our stockholders are also eligible to make an initial investment in common stock through an optional cash purchase by submitting an enrollment form.

You can make an optional cash investments when joining the plan by enclosing a check with the enrollment form. Cash, third party checks, money orders, travelers checks and checks not drawn on a U.S. bank or not in U.S. currency will not be accepted and will be returned to sender. Thereafter, optional cash investments should be accompanied by the transaction request form located at the bottom of your statement or transaction advice. Using this form expedites the purchase and ensures proper posting of the shares to your account. Replacement statements may be requested by contacting our Shareholder Service Center at 1-866-857-2227.

Individuals who elect to make monthly purchases may do so by check or by Electronic Funds Transfer (EFT). If the second option is chosen your optional cash investment will be deducted from the your checking or savings account on the 25th day of each month or, if such date is not a business day, the deduction will be made on the preceding business day, and will be applied to optional cash purchases in the following month.

Optional cash payments may also be made by check drawn on a US Bank, in US currency, payable to “HCPI Dividend Reinvestment and Stock Purchase Plan.” Third party checks will not be accepted and will be returned to sender. Mail the transaction request form attached to the bottom of your statement along with your check to the Plan Administrator at:

The Bank of New York

Dividend Reinvestment Services

P. O. Box 1958

Newark, New Jersey 07101-9774

In the event that an optional cash investment check is returned unpaid for any reason or your designated bank account for EFT does not have sufficient funds for your authorized monthly deduction, the agent will immediately remove from your account any shares already purchased upon the prior credit for such funds.

The agent will thereupon be entitled to sell any such shares to satisfy any uncollected amounts. If the net proceeds of the sale of such shares are insufficient to satisfy the balance of the uncollected amounts, the agent reserves the right to sell such additional shares from your account as may be necessary to satisfy the uncollected balance.

It is your responsibility to immediately notify The Bank of New York of any changed in EFT information as it relates to your authorized monthly deductions. Changes to EFT information must be submitted to the Bank in writing. Participants may call 1-866-857-2227 and request a new EFT enrollment form.

Participants will be charged a fee of $20.00 for returned checks and failed automatic EFT investments.

Optional cash purchases should be received by the agent at least one business day prior to the investment date. All optional cash purchases made in excess of the plan limit with our permission may be made only by wire transfer to the account referenced on the waiver form. Inquiries regarding other forms of payments and all other written inquiries should be directed to the agent at the address referenced herein.

21.	Will we pay interest on funds we hold for optional cash purchases prior to investment?

No interest will be earned on funds held for optional cash purchases prior to investment. Consequently, we strongly suggest that you deliver funds to be used for investment in optional cash purchases to the agent shortly before but not after the applicable optional cash investment due date so that your funds are not held over to the following investment date. Any questions regarding the optional cash investment due dates or the dates as of which funds should be delivered should be directed to the agent at the address and telephone number included above.

You should be aware that since investments under the plan are made as of specified dates, you may lose any advantage that otherwise might be available from being able to select the timing of an investment. Neither we nor the agent can assure a profit or protect against a loss on shares of common stock purchased under the plan.

22.	What are the federal income tax consequences of participating in the plan?

If you reinvest dividends you will still be treated for federal income tax purposes as having received a dividend on the dividend payment date. By reinvesting dividends you will be liable for the payment of income tax on the dividends despite not receiving an immediate cash distribution to satisfy the tax liability. In addition, to the extent we pay brokerage commissions on your behalf or you acquire shares at a discount, for reinvested dividends and optional cash purchases, the IRS has indicated that you may be treated as having received a constructive distribution, which may give rise to additional tax liability. See “Certain Federal Income Tax Consequences.”

23.	What if I have more than one account?

For purposes of the limitations discussed in this prospectus, we may aggregate all optional cash purchases for you if you have more than one account which uses the same social security or taxpayer identification number. If you are unable to supply a social security or taxpayer identification number, your participation may be limited by us to only one plan account. Also for the purpose of these limitations, all plan accounts that we believe to be under common control or management or to have common ultimate beneficial ownership may be aggregated. Unless we have determined that reinvestment of dividends and optional cash purchases for each account would be consistent with the purposes of the plan, we will have the right to aggregate all of these accounts and to return, without interest, any amounts in excess of the investment limitations.

24.	Will certificates be issued for share purchases?

All shares purchased pursuant to the plan may be held together in the name of the agent or its nominee and credited to each individual account in “book entry” form. This service protects against the loss, theft, or destruction of certificates evidencing shares. Upon your request, upon your withdrawal from the plan or upon termination of the plan, the agent will have certificates issued and delivered for all full shares credited to your account. In order to expedite your request to receive certificated shares, use the transaction request form attached to the bottom of your statement. Certificates will be issued only in the same names as those enrolled in the plan. In no event will certificates for fractional shares be issued.

25.	May I add shares of common stock to my account by transferring stock certificates that I possess?

You may send to the plan for safekeeping all common stock certificates which you hold. The safekeeping of shares offers the advantage of protection against loss, theft or destruction of certificates as well as convenience, if and when shares are sold through the plan. All shares represented by certificates will be kept for safekeeping in “book entry” form and combined with any full and fractional shares then held by the plan for you. To deposit certificates for safekeeping under the plan, you must submit the transaction request form attached to the bottom of your statement. Stock certificates and the transaction request form as well as all other transaction processing should be directed to the agent at

The Bank of New York

Dividend Reinvestment Services

P. O. Box 1958

Newark, New Jersey 07101-9774

All written inquiries about the safekeeping service or otherwise should be directed to the agent at:

The Bank of New York

Investor Relations Department

P. O. Box 11258

Church Street Station

New York, New York 10286-1258

You may withdraw shares that you deposited for safekeeping by calling the agent by telephone or by submitting the form included with the account statements. All written inquiries about the agent’s safekeeping service should be sent to the address as set forth in Question 4, “Who will administer the plan?”

26.	What reports will be sent to participants in the plan?

Unless you participate in the plan through a broker, bank or nominee, you will receive from the agent a detailed statement of your account following each dividend payment and when there is purchase activity in your account. These detailed statements will show total cash dividends received, optional cash purchases made, shares purchased, including fractional shares, and price paid per share in such year, and the total shares held in the plan. You should keep these statements to determine the tax basis for shares purchased pursuant to the plan.

If the purchase involves dividend reinvestment, then the statement will also show your total distribution and the amount of your dividend that was reinvested in shares of common stock. In addition, the agent will send to you a copy of the annual report, proxy statements and federal income tax information for reporting distributions in addition to any other reports that may send as it sees fit.

The agent will send a statement following any sale activity in your account. In this statement you will receive a check with a Form 1099-B and information regarding the trade such as sale price, shares sold, fees, net dollars and taxes, if any. The sale will be recapped on your quarterly dividend statement.

Both statements for purchases and sales will contain year to date summary information. You should keep these statements to determine the tax basis for shares purchased pursuant to the plan. Any participant that participates in the plan through a broker, bank or nominee, should contact that party for a similar statement.

27.	How may I withdraw from the plan? What happens when my participation is withdrawn or terminated?

You may terminate participation in the plan by submitting to the agent the transaction request form attached to the bottom of your statement. We also have the right to terminate your participation in the plan. See Question 6 “Are there any restrictions on who is eligible to participate in the plan other than those described above?”

After the agent receives your termination notice, dividends will be sent to you in the usual manner and no further optional cash purchases may be made until and unless you re-enroll in the plan. Notice of termination received by the agent less than three (3) days before an investment date may not be processed until after the investment date. Once termination has been effected, the agent will issue to you a certificate for all whole shares held under the plan. Alternatively, you may specify in the termination notice that some or all of the shares be sold. Any fractional shares held in your account under the plan at the time of termination will be converted to cash at the average price the agent obtains for all shares sold on that particular trading day, net of any brokerage commissions. If you dispose of all shares represented by certificates registered in your name on our books but do not give notice of termination under the plan, the agent will continue to reinvest dividends on shares held in your account under the plan until otherwise directed. If the request is received on or after the record date for a dividend, any cash dividend paid on that account will be reinvested for the account. The request will then be processed as soon as practicable after the dividend is reinvested and the additional shares are credited to your account. There will be no cost to you with respect to termination of your reinvestment of dividends through the plan other than the applicable sales fee with respect to any shares sold.

We may also terminate the plan or your participation in the plan after written notice in advance mailed to you at the address appearing on the agent’s records. Participants whose participation in the plan has been terminated will receive certificates for whole shares held in their accounts and a check for the cash value of any fractional share held in any plan account so terminated less any applicable fees.

If your plan account balance falls below one full share, the agent reserves the right to liquidate the fraction and remit the proceeds, less any applicable fees, to you at your address of record and to terminate your participation in the plan.

28.	What happens if I sell or transfer shares of stock or acquire additional shares of stock?

You may instruct the agent to sell some or all of your shares held in your account by notifying the agent by using the form included with account statements. Note: Your sale order will not be executed on the day your order is placed. You should therefore anticipate a difference between the price of the stock on the date you place the order and the price at which the shares are sold.

•	Sale Order via IVR System

The agent’s recommended method for placing sale orders is via the Interactive Voice Response (IVR) system. To place a sale order, telephone the Shareholder Service Center at 1-866-857-2227 and enter your social security number or Taxpayer ID at the prompt. Daily sale orders are generally accepted until 6:00 p.m. Eastern Time. Sale orders placed via the IVR before 6:00 p.m. will generally be sold within two business days and in most cases be sold the next business day. Sales placed after 6:00 p.m. will be considered received the next business day. Sales are subject to stock exchange holidays, early closings and Company black-out periods.

•	Sale Order via Internet

You may instruct The Bank of New York to sell some or all of your plan shares by placing a sale order via the Internet. To place a sale order, you first need to request a PIN by visiting the Bank of New York’s website at www.stockbny.com.

•	Sale Order by Mail

You may use the stub from the plan statement that you receive from The Bank of New York to sell your shares. You must complete and sign the stub and mail the instructions to the agent. All listed participants must sign the instruction form. Sale orders received by mail will be executed by the agent promptly after receipt.

The agent will sell shares through BNY Brokerage Inc., a registered broker dealer, as soon as practicable after receipt of a proper notice. Shares to be sold may be commingled with those of other participants requesting sale of their shares, and the proceeds to each participant will be based on the average price for all shares sold by the agent during the day of sale. You should understand that the price of the common stock may go down as well as up between the date a request to sell is received and the date the sale is executed. The plan does not offer the ability for you to specify either the dates or the prices at which shares are to be sold through the agent.

If a request to sell shares is received on or after the record date for a dividend, any cash dividend paid on the shares will be reinvested, if applicable.

There is a transaction fee for selling shares through the agent in addition to your pro rata share of trading fees or brokerage commissions.

If you have elected to have dividends automatically reinvested in the plan and subsequently sell or transfer all or any part of the shares registered in your name, automatic reinvestment will continue as long as shares are registered in your name or held for you by the agent or until termination of enrollment. Similarly, if you have elected the full or partial dividend reinvestment option under the plan and subsequently acquire additional shares registered in your name, dividends paid on the shares will automatically be reinvested until termination of enrollment. If, however, you have elected the optional cash purchases only option and subsequently acquire additional shares that are registered in your name, dividends paid on the shares will not be automatically reinvested under the plan.

29.	How may I transfer all or a part of my shares held in the plan to another person?

You may transfer ownership of all or part of your shares held in the plan through gift, private sale or otherwise, by mailing to the agent at the address listed in Question 4, “Who will administer the plan?” a properly executed stock assignment, along with a letter with specific instructions regarding the transfer and a Substitute Form W-9 (Certification of Taxpayer Identification Number) completed by the transferee. Requests for transfer of shares held in the plan are subject to the same requirements as the transfer of common stock certificates, including the requirement of a medallion signature guarantee on the stock assignment. The agent will provide you with the appropriate forms upon request. If you have any stock certificates bearing a restrictive legend in your account, the agent will comply with the provisions of the restrictive legend before effecting a sale or transfer of the restricted shares. All transfers will be subject to the limitations on ownership and transfer provided in our charter which are summarized below and which are incorporated into this prospectus by reference.

30.	How will my shares be voted?

For any meeting of stockholders, you will receive proxy materials in order to vote all shares held by the plan for your account. All shares will be voted as designated by you or may be voted in person at the meeting of stockholders. If no instructions or executed proxy are received, the shares will not be voted. If you hold your shares through a broker, bank or nominee, that person will receive the proxy materials and you will need to contact that person in order to vote your shares.

31.	Who pays the expenses of the plan?

We will pay all day-to-day costs of the administration of the plan. You will only be responsible for a transaction fee and your pro rata share of trading fees and any brokerage commissions associated with your sales of shares of common stock attributable to you under the plan. We will pay for all fees and commissions associated with your purchases under the plan.

32.	What are our or the agent’s responsibilities under the plan?

Neither we nor the agent will be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claims of liability arising out of a failure to terminate a participant’s account upon the participant’s death or adjudication of incompetence prior to the receipt of notice in writing of the death or adjudication of incompetence, the prices at which shares are purchased or sold for the benefit of a participant’s account, the times when purchases are made or fluctuations in the market value of the common stock. Neither we nor the agent has any duties, responsibilities or liabilities except as expressly set forth in the plan or as imposed by applicable laws, including, without limitation, federal securities laws. You should recognize that we cannot assure a profit or protect against a loss on the shares purchased by you under the plan and we take no position on whether you should participate in the plan. All accounts will initially reinvest all dividends unless you notify the agent otherwise.

33.	What happens if we issue a stock dividend, subscription rights, declare a stock split or make any other distribution in respect of shares of common stock?

You will automatically receive a credit to your plan account for any stock dividend, stock split or other distribution in respect of shares of common stock that we may declare. In the event that we make available to the holders of our common stock subscription rights to purchase additional shares of common stock or other securities, the agent will sell the rights accruing to all shares held by the agent for participants and will apply the net proceeds of the sale to the purchase of common stock with the next monthly optional cash purchase. If you do not want the agent to sell the rights and invest the proceeds, you can notify the agent by submitting an updated enrollment form and you can request distribution of subscription or other purchase rights directly to yourself. This will permit you to personally exercise, transfer or sell the rights on the shares. The processing of dividend reinvestments or optional cash purchases may be curtailed or suspended until the completion of any stock dividend, stock split or other distribution.

34.	May shares in my account be pledged?

You may not pledge shares credited to your or any other participant’s account and any purported pledge will be void. If you wish to pledge shares, those shares must be withdrawn from the plan.

35.	May the plan be changed or terminated?

We may amend, modify, suspend or terminate the plan at any time. You will be notified by the agent in writing of any substantial modifications made to the plan. Any amendment may include an appointment by the agent in its place of a successor agent under the terms and conditions set forth herein, in which event we are authorized to pay the successor for the account of each participant, all dividends and distributions payable on common stock held by the participant under the plan for application by the successor as provided herein. Notwithstanding the foregoing, such action shall not have any retroactive effect that would prejudice your interests.

36.	What law governs the plan?

The plan will be governed by the law of the State of Maryland.

RESTRICTIONS ON OWNERSHIP OF SHARES

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $1.00 per share, and 50,000,000 shares of preferred stock, par value $1.00 per share. The following description is qualified in all respects by reference to our articles of restatement, a copy of which was filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, our Second Amended and Restated Bylaws, a copy of which was filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, Amendment No. 1 to our Second Amended and Restated Bylaws, filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Amendment No. 2 to our Second Amended and Restated Bylaws, filed as an exhibit to our Quarterly Report on form 10-Q for the period ended March 31, 1999, Amendment No. 3 to our Second Amended and Restated Bylaws, filed as an exhibit to our Quarterly Report on Form 10-Q for the period ended September 30, 2002, Amendment No. 4 to our Second Amended and Restated Bylaws, filed as an exhibit to our Quarterly Report on Form 10-Q for the period ended March 31, 2003, Amendment No. 5 to our Second Amended and Restated Bylaws, filed as an exhibit to our Quarterly Report on Form 10-Q for the period ended June 30, 2003, and Amendment No. 6 to our Second Amended and Restated Bylaws, filed as an exhibit to our Quarterly Report on Form 10-Q for the period ended September 30, 2003.

In order for us to qualify as a REIT under the Internal Revenue Code, no more than 50% in value of our outstanding shares of stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year. In addition, if we, or an owner of 10% or more of our capital stock, actually or constructively owns 10% or more of one of our tenants (or a tenant of any partnership or limited liability company in which we are a partner or member), the rent received by us (either directly or through the partnership or limited liability company) from the tenant will not be qualifying income for purposes of the gross income tests for REITs contained in the Internal Revenue Code. A REIT’s stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year.

Our charter documents contain restrictions on the ownership and transfer of our common stock which are intended to assist us in complying with these requirements and continuing to qualify as a REIT. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, more than 9.8% (by number or value, whichever is more restrictive) of the outstanding shares of our common stock. We refer to the limits described in this paragraph as the “ownership limits.”

The constructive ownership rules under the Internal Revenue Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our common stock (or the acquisition of an interest in an entity that owns, actually or constructively, common stock) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of our outstanding common stock and thereby subject the common stock to the applicable ownership limit.

The Board of Directors may, but in no event will be required to, waive the Ownership Limit with respect to a particular stockholder if it:

•	determines that such ownership will not jeopardize our status as a REIT; and

•	the Board of Directors otherwise decides such action would be in our best interest.

As a condition of such waiver, the Board of Directors may require an opinion of counsel satisfactory to it and/or undertakings or representations from the applicant with respect to preserving our REIT status.

These charter provisions further prohibit:

•	any person from actually or constructively owning shares of our stock that would result in us being “closely held” under Section 856(h) of the Internal Revenue Code or otherwise cause us to fail to qualify as a REIT; and

•	any person from transferring shares of our common stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire actual or constructive ownership of shares of common stock that will or may violate any of the foregoing restrictions on transferability and ownership will be required to give notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT.

Pursuant to these charter documents, if any purported transfer of common stock or any other event would otherwise result in any person violating the ownership limits or such other limit as permitted by our board of directors, then any such purported transfer will be void and of no force or effect as to that number of shares in excess of the applicable ownership limit. The shares proposed to be transferred will be deemed to have been transferred to, and held by, a trustee of a trust for the exclusive benefit of a charitable organization selected by us. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust.

The trustee shall sell the shares to us or to another person designated by the trustee whose ownership of the shares will not violate the ownership limit.

The trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust:

•	sell the excess shares to a person or entity who could own the shares without violating the ownership limits or as otherwise permitted by our board of directors, and

•	distribute to the prohibited transferee or owner, as applicable, an amount equal to the lesser of:

•	the price paid by the prohibited transferee or owner for the excess shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares at market price, the last reported sales price reported on the New York Stock Exchange on the trading day immediately preceding the relevant date); and

•	the sales proceeds received by the trust for the excess shares.

The trustee shall be designated by us and shall be unaffiliated with us and any prohibited transferee or owner. Prior to the sale of any excess shares by the trust, the trustee will receive, in trust for the beneficiary, all dividends and other distributions paid by us with respect to the excess shares, and may also exercise all voting rights with respect to the excess shares.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee shall have the authority, at the trustee’s sole discretion,

•	to rescind as void any vote cast by a prohibited transferee or owner, as applicable, prior to our discovery that the shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote. Any dividend or other distribution paid to the prohibited transferee or owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary of the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or as otherwise permitted by the board of directors, then our charter provides that the transfer of the excess shares will be void.

All certificates representing shares of our common stock bear a legend referring to the restrictions described above.

In addition, if our board of directors shall, at any time and in good faith, be of the opinion that direct or indirect ownership of at least 9.9% of the voting shares of capital stock has or may become concentrated in the hands of one beneficial owner, it shall have the power:

•	by lot or other means deemed equitable by it to call for the purchase from any stockholder of a number of voting shares sufficient, in the opinion of our board of directors, to maintain or bring the direct or indirect ownership of voting shares of capital stock of the beneficial owner to a level of no more than 9.9% of our outstanding voting shares; and

•	to refuse to transfer or issue voting shares of capital stock to any person whose acquisition of such voting shares would, in the opinion of the board of directors, result in the direct or indirect ownership by that person of more than 9.9% of the outstanding voting shares of our capital stock.

If our board of directors fails to grant an exemption from this 9.9% ownership limitation, then the transfer of shares, options, warrants, or other securities convertible into voting shares that would create a beneficial owner of more than 9.9% of the outstanding voting shares shall be deemed void ab initio and the intended transferee shall be deemed never to have had an interest in the transferred securities.

COMPLIANCE WITH APPLICABLE LAW AND REGULATIONS

Our obligation to offer, issue or sell our common stock is subject to our obtaining any necessary approval, authorization and consent from any regulatory authorities having jurisdiction over the issuance and sale of the shares. We may elect not to offer or sell our common stock to stockholders residing in any jurisdiction where, in our sole discretion, the burden or expense of compliance with applicable blue sky or securities laws makes that offer or sale impracticable or inadvisable.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following summary describes certain United States federal income tax consequences of participating in the plan to U.S. participants (as defined below). This summary is based on current law, including:

•	the Internal Revenue Code of 1986, as amended, or the Code;

•	current, temporary and proposed Treasury regulations promulgated under the Code;

•	the legislative history of the Code;

•	current administrative interpretations and practices of the Internal Revenue Service, or IRS; and

•	court decisions;

in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings which are not binding on us, or the IRS except with respect to the particular taxpayers who requested and received those rulings. Future legislation, Treasury regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations described in this prospectus. Any such change could apply retroactively to transactions preceding the date of the change. We have not requested and do not intend to request a ruling from the IRS that we qualify as a real estate investment trust or regarding the tax consequences associated with participating in the plan, and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this summary will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. This summary does not discuss any state, local or foreign tax consequences associated with the participation in the plan, the ownership, sale or other disposition of our stock or our election to be taxed as a real estate investment trust.

This summary deals only with holders who hold our common stock as a “capital asset” (generally, property held for investment within the meaning of Section 1221 of the Code). It does not address all the tax consequences that may be relevant to you in light of your particular circumstances. In addition, it does not address the tax consequences relevant to persons who receive special treatment under the federal income tax law, except where specifically noted. Holders receiving special treatment include, without limitation:

•	financial institutions, banks and thrifts,

•	insurance companies,

•	tax-exempt organizations,

•	“S” corporations,

•	regulated investment companies and real estate investment trusts,

•	foreign corporations or partnerships, and persons who are not residents or citizens of the United States,

•	dealers in securities or currencies,

•	persons holding our common stock as a hedge against currency risks or as a position in a straddle, or

•	United States persons whose functional currency is not the United States dollar.

If a partnership holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor regarding the tax consequences of participating in the plan and the ownership and disposition of our common stock.

If you are considering participating in the plan, you are strongly urged to consult your tax advisors concerning the application of United States federal income tax laws to your particular situation, the consequences of your participation in the plan, the ownership and disposition of our common stock arising under the laws of any state, local or foreign taxing jurisdiction and our tax treatment as a real estate investment trust.

U.S. Participant

When we use the term “U.S. participant,” we mean a participant in the plan who, for United States federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation, partnership, limited liability company or other entity created or organized in or under the laws of the United States or of any State thereof or in the District of Columbia unless, in the case of a partnership or limited liability company, Treasury regulations provide otherwise;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in the Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, shall also be considered U.S. participants.

Participation in the Plan

Distributions you receive on shares of our common stock that you hold in the plan and which are reinvested in newly issued shares will be treated for federal income tax purposes as a taxable stock distribution to you. Accordingly, you will receive taxable dividend income in an amount equal to the fair market value of the shares of our common stock that you receive on the date we make distributions (to the extent we have current or accumulated earnings and profits for federal income tax purposes). The treatment described above will apply to you whether or not the shares are issued to you at a discount. On the other hand, distributions you receive on shares of our common stock that you hold in the plan which are reinvested in shares of our common stock purchased by the agent in the open market or in privately negotiated transactions are treated for federal income tax purposes as a taxable dividend to you in an amount equal to the purchase price of such shares (to the extent that we have current or accumulated earnings and profits for federal income tax purposes).

The portion of a distribution you receive that is in excess of our current and accumulated earnings and profits will not be taxable to you if this portion of the distribution does not exceed the adjusted tax basis of your shares. If a portion of your distribution exceeds the adjusted tax basis of your shares, that portion of your distribution will be taxable as a capital gain. In addition, if we properly designate a portion of your distribution as a capital gain dividend, then that portion will be taxable as a capital gain. Capital gains will be taxed to you at a 15%, 20% or 25% income tax rate, as discussed below under “—New Legislation”. Your statement of account will show the fair market value of the common stock purchased with reinvested dividends on the applicable date we pay dividends. You also will receive a Form 1099-DIV after the end of the year which will show for the year your total dividend income, your amount of any return of capital distribution and your amount of any capital gain dividend.

The IRS has indicated that a participant who makes an optional cash purchase of common stock under a plan similar to our plan will be treated as having received a distribution equal to the excess, if any, of the fair market value on the investment date of the common shares over the amount of the optional cash payment made by the participant. Any distributions which the participant is treated as receiving would result in taxable dividend income, reduced basis in the shares of common stock, capital gain or some combination thereof, under the rules described above.

Under the plan, we will bear any trading fees or brokerage commissions related to the acquisition of, but not the sale of, shares of our common stock. The IRS has indicated that brokerage commissions paid by a corporation with respect to open market purchases on behalf of participants in a dividend reinvestment plan or pursuant to the optional cash purchase features of a plan were to be treated as constructive distributions to participants who were shareholders of the corporation. In these rulings the IRS determined that the payment of these fees or commissions was subject to income tax in the same manner as distributions and includable in the participant’s cost basis of the shares purchased. The IRS has indicated that administrative expenses of the plan paid by us are not constructive distributions to you.

Your tax basis in your common shares acquired under the dividend reinvestment features of the plan generally will equal the total amount of distributions you are treated as receiving, as described above. Your tax basis in your common shares acquired through an optional cash purchase under the plan generally will equal the total amount of any distributions you are treated as receiving, as described above, plus the amount of the optional cash payment. Your holding period for the shares of our common stock acquired under the plan will begin on the day following the date such shares were purchased for your account. Consequently, shares of our common stock purchased in different quarters will have different holding periods.

You will not realize any gain or loss when you receive certificates for whole shares of our common stock credited to your account, either upon your request, when you withdraw from the plan or if the plan terminates. However, you will recognize gain or loss when whole shares of our common stock or rights applicable to our common stock acquired under the plan are sold or exchanged. You will also recognize gain or loss when you receive a cash payment for a fractional share of our common stock credited to your account when you withdraw from the plan or if the plan terminates. The amount of your gain or loss will equal the difference between the amount you receive for your shares or fractional shares of our common stock or rights applicable to common stock, net of any costs of sale paid by you, and your tax basis of such shares.

Backup Withholding

Under the backup withholding rules, a participant may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the participant’s federal income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status.

Qualification as a Real Estate Investment Trust

Qualification as a real estate investment trust involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a real estate investment trust. For example, in order to qualify as a real estate investment trust, at least 95% of our gross income in any year must be derived from qualifying sources, and we must satisfy a number of requirements regarding the composition of our assets. Also, we must make distributions to stockholders aggregating annually at least 90% of our real estate investment trust taxable income, excluding capital gains. In addition, new legislation, Treasury regulations, administrative interpretations or court decisions may adversely affect our investors or our ability to qualify as a real estate investment trust for tax purposes. Although we believe that we have been organized and have operated in such manner, we can give no assurance that we have qualified or will continue to qualify as a real estate investment trust for tax purposes.

If we lose our real estate investment trust status, we will face serious tax consequences that will substantially reduce the funds available to make payments of principal and interest on the debt securities we issue and to make distributions to our stockholders. If we fail to qualify as a real estate investment trust:

•	we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates;

•	we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

•	unless we are entitled to relief under statutory provisions, we could not elect to be subject to tax as a real estate investment trust for four taxable years following the year during which we were disqualified.

In addition, if we fail to qualify as a real estate investment trust, all distributions to stockholders would be subject to tax as regular corporate dividends to the extent of our current and accumulated earnings and profits and we would not be required to make distributions to stockholders.

A more detailed discussion of the federal taxation of us and our stockholders is provided in our Annual Report on Form 10-K for the year ended December 31, 2002.

New Legislation

The maximum tax rate of non-corporate taxpayers for (i) capital gains, including “capital gain dividends,” has generally been reduced from 20% to 15% (for taxable years ending on or after May 6, 2003, although certain amounts in 2003 may continue to be taxed at a 20% rate and, depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate) and (ii) dividends has generally been reduced from 38.6% to 15% (for taxable years beginning after December 31, 2002). In general, dividends payable by real estate investment trusts are not eligible for the reduced tax rate on corporate dividends, except to the extent the real estate investment trust’s dividends are attributable to dividends received from taxable corporations (such as our taxable REIT subsidiaries), to income that was subject to tax at the corporate/real estate investment trust level (for example, if we distribute taxable income that we retained and paid tax on in the prior taxable year) or to dividends properly designated by us as “capital gain dividends.” Although these tax rate changes do not adversely affect the taxation of real estate investment trusts or dividends paid by real estate investment trusts, the more favorable treatment of regular corporate dividends could cause investors who are individuals to consider stock of other corporations that pay dividends as more attractive relative to stock of real estate investment trusts. The currently applicable provisions of the United States federal income tax laws relating to the 15% tax rate are currently scheduled to “sunset” or revert back to the provisions of prior law effective for taxable years beginning after December 31, 2008, at which time the capital gains tax rate will be increased to 20% and the rate applicable to dividends will be increased to the tax rate then applicable to ordinary income.

PLAN OF DISTRIBUTION AND UNDERWRITERS

Pursuant to the plan, we may be requested to approve optional cash purchases in excess of the allowable maximum amounts pursuant to requests for waiver on behalf of participants that may be engaged in the securities business. In deciding whether to approve this request, we will consider relevant factors including, but not limited to, our need for additional funds, the attractiveness of obtaining these funds by the sale of common stock under the plan in comparison to other sources of funds, the purchase price likely to apply to any sale of common stock, the participant submitting the request, including the extent and nature of the participant’s prior participation in the plan and the number of shares of common stock held of record by the participant, and the aggregate number of requests for waiver that have been submitted by all participants. Persons who acquire shares of common stock through the plan and resell them shortly after acquiring them, including coverage of short positions, under some circumstances, may be participating in a distribution of securities that would require compliance with Regulation M under the Securities Exchange Act of 1934 and may be considered to be underwriters within the meaning of the Securities Act of 1933. We will not extend to this person any rights or privileges other than those to which it would be entitled as a participant, nor will we enter into any agreement with the person regarding the person’s purchase of the shares or any resale or distribution thereof. We may, however, approve requests for optional cash purchases by those persons in excess of allowable maximum limitations. If requests are submitted for any investment date for an aggregate amount in excess of the amount the we are willing to accept, we may honor the requests in order of receipt, pro rata or by any other method which we determine to be appropriate.

EXPERTS

The consolidated financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Ernst & Young LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

LEGAL MATTERS

The legality of the issuance of the shares of our common stock has been passed upon for us by Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.

The estimated expenses, other than underwriting discounts and commissions, in connection with this offering are estimated as follows:

SEC Registration Fee	$18,862
Printing and shipping expenses	10,000
Legal fees and expenses	25,000
Accounting fees and expenses	5,000
Transfer agent or trustee fees	1,000
Listing Fees	17,500
Miscellaneous	5,000

Total	$82,362

Item 15.    Indemnification of Directors and Officers.

Our Articles of Restatement (the “Charter”) limit the liability of HCPI’s directors and officers to HCPI and its shareholders to the fullest extent permitted by the laws of the State of Maryland. The Maryland General Corporation Law presently permits the liability of directors and officers to a corporation or its shareholders for money damages to be limited, except (1) to the extent that it is proved that the director or officer actually received an improper benefit or profit or (2) if the judgment or other final adjudication is entered in a proceeding based on a finding that the directors or officers action, or failure to act, was a result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The provisions of the Charter do not limit the ability of us or our shareholders to obtain other relief, such as injunction or recision.

Article X of our Second Amended and Restated By-Laws (the “By-Laws”) provides that HCPI shall indemnify and hold harmless, in the manner and to the fullest extent permitted by law, any person who is or was a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether or not by or in the right of HCPI, and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that such person is or was a director or officer of HCPI, or, as a director or officer of HCPI, is or was serving at the request of us as a director, officer, trustee, partner, member, agent or employee of another corporation, partnership, limited liability company, association, joint venture, trust, benefit plan or other enterprise.

Article X of the By-Laws further provides that HCPI may, with the approval of the Board of Directors, provide such indemnification and advancement of expenses as described in the above paragraph to agents and employees of HCPI.

Section 2-418 of the Maryland General Corporation Law generally permits indemnification of any director or officer made a party to any proceedings by reason of service as a director or officer unless it is established that (1) the act or omission of such person was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; or (2) such person actually received an improper personal benefit in money, property or services; or (3) in the case of any criminal proceeding, such person had reasonable cause to believe that the act or omission was unlawful. The indemnity may include judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding; provided, however, that if the proceeding is one by, or in the right of the corporation, indemnification is not permitted with respect to any proceeding in which the director or officer has been adjudged to be liable to the corporation. In addition, a director or officer may not be indemnified with respect to any proceeding charging improper personal benefit to the director or officer adjudged to be liable on the basis that personal benefit was improperly received. The termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent, or an entry of an order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for permitted indemnification. The termination of any proceeding by judgment, order or settlement, however, does not create a presumption that the director or officer failed to meet the requisite standard of conduct for permitted indemnification. HCPI has provided for the benefit of its directors and officers, a Directors and Officers Liability Policy.

Item 16.    Exhibits.

See Exhibit Index.

Item 17.    Undertakings.

(a)  The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(A)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”):

(B)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set for the in the “Calculation of Registration Fee” table in the effective registration statement.

(C)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that the information required to be included in a post-effective amendment by paragraphs (a)(1)(A) and (a)(1)(B) above may be contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in the registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)  The undersigned registrant hereby undertakes, that, for purposes of determining any liability under the Securities Act, each filing the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on the 3rd day of December, 2003.

HEALTH CARE PROPERTY INVESTORS, INC.

By:	/s/ JAMES F. FLAHERTY III
James F. Flaherty III
President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below appoints James F. Flaherty III and James G. Reynolds, and both or either of them, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any subsequent registration statement thereto pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys- in-fact and agents, or either of them or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title

/s/ JAMES F. FLAHERTY III James F. Flaherty III	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ JAMES G. REYNOLDS James G. Reynolds	Chief Financial Officer (Principal Financial Officer)

/s/ KENNETH B. ROATH Kenneth B. Roath	Chairman of the Board and Director

/s/ PAUL V. COLONY Paul V. Colony	Director

/s/ ROBERT R. FANNING, JR. Robert R. Fanning, Jr.	Director

/s/ MICHAEL D. MCKEE Michael D. McKee	Director

/s/ HAROLD M. MESSMER, JR. Harold M. Messmer, Jr.	Director

/s/ PETER L. RHEIN Peter L. Rhein	Director

/s/ RICHARD M. ROSENBERG Richard M. Rosenberg	Director

EXHIBIT INDEX

4.1	Articles of Restatement of Health Care Property Investors, Inc. (incorporated herein by reference to exhibit 3.1 of HCPI’s quarterly report on Form 10-Q for the period ended June 30, 2001).

4.2

Second Amended and Restated Bylaws of Health Care Property Investors, Inc. (incorporated herein by reference to exhibit 3.2 of HCPI’s quarterly report on form 10-Q for the period ended March 31, 1999).

4.3	Amendment No. 1 to our Second Amended and Restated Bylaws (incorporated by reference to exhibit 10.22 to HCPI’s annual report on Form 10-K for the year ended December 31, 2001).

4.4	Amendment No. 2 to our Second Amended and Restated Bylaws (incorporated by reference to exhibit 3.4 of HCPI’s registration statement on form S-3 filed August 30, 2002, registration number 333-99063).

4.5	Amendment No. 3 to our Second Amended and Restated Bylaws (incorporated by reference to exhibit 3.5 to HCPI’s quarterly report on Form 10-Q for the period ended September 30, 2002).

4.6	Amendment No. 4 to our Second Amended and Restated Bylaws (incorporated by reference to exhibit 3.6 to HCPI’s quarterly report on Form 10-Q for the period ended March 31, 2003).

4.7	Amendment No. 5 to our Second Amended and Restated Bylaws (incorporated by reference to exhibit 3.7 to HCPI’s quarterly report on Form 10-Q for the period ended June 30, 2003).

4.8	Amendment No. 6 to our Second Amended and Restated Bylaws (incorporated by reference to exhibit 3.8 to HCPI’s quarterly report on Form 10-Q for the period ended September 30, 2003).

4.9

Rights agreement, dated as of July 27, 2000, between Health Care Property Investors, Inc. and the Bank of New York which includes the form of Certificate of Designations of the Series D Junior Participating Preferred Stock of Health Care Property Investors, Inc. as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to exhibit 4.1 of Health Care Property Investors, Inc.’s current report on Form 8-K dated July 28, 2000).

5.1	Opinion of Ballard Spahr Andrews & Ingersoll, LLP as to the validity of the common stock being registered.

23.1	Consent of Ernst & Young LLP.

23.2	Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in exhibit 5.1).

24.1	Power of Attorney (contained on page II-4).